UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41872

DDC Enterprise Limited

301 S McDowell Street Suite 125,

Charlotte, NC 28204 United States

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” or “DDC” refer to DDC Enterprise Limited.

This report on Form 6-K includes the Company’s unaudited financial results for the six months ended June 30, 2026, which was first published in the press release issued by the Company on September 2, 2026, and the management’s discussion and analysis of financial condition and operating results for the six months ended June 30, 2026.

This Report on Form 6-K is expressly incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-288826 and Registration No. 333-288825) and the prospectus forming part thereof, as amended or supplemented.

Management’s Discussion and Analysis of Financial Condition and Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim unaudited consolidated financial statements included elsewhere in this report. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors.

Operating Results

We are a global Asian food platform and digital asset treasury company in China. We have strategically positioned Bitcoin as a core reserve asset while continuing to expand our portfolio of culinary brands. We are at the forefront of public companies integrating bitcoin into our financial architecture. We offer easy, convenient food. They reduce the time and energy needed to prepare a meal at home while never compromising on food safety, variety, and selection.

We have an omni-channel (online and offline) sales, end-to-end (“E2E”) product development and distribution strategy. We have access to a network of direct-to-consumer (“D2C”) retail, wholesale Point-of-Sales (“POS”), and other corporate partnerships for the offline sale and distribution of our products. We continue to engage and grow our customer-base through curated and relevant video-content, product placement, and a customer-feedback informed product development and distribution strategy.

For the six months ended June 30, 2026, we recorded RMB136.7 million (US$20.2 million) in total revenue compared to RMB111.9 million for the six months ended June 30, 2025, representing approximately 29% increase (in US$). The growth was primarily fueled by broader retail penetration and expanded distribution reach for our culinary brand portfolio.

For the six months ended June 30, 2026, we incurred a net loss of RMB260.6 million (US$38.4 million), compared to a net income of RMB37.1 million for the six months ended June 30, 2025. The net loss was largely driven by non-cash mark-to-market unrealized fair value losses on our Bitcoin treasury holdings of RMB232.5 million (US$34.3 million). These accounting adjustments do not represent operating cash outflow from our core food business.

Management prefers to use the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. For the six months ended June 30, 2026, our core food business delivered positive Non-GAAP Adjusted EBITDA of RMB8.1 million (US$1.2 million), demonstrating material operating leverage from our food operations. For details, please refer to “Unaudited Reconciliations of GAAP And Non-GAAP Results”.

We formally launched our Bitcoin Treasury Strategy in May 2025. With our disciplined expansion of our Bitcoin Treasury, as of the date of this report, we held approximately 2,899 bitcoins, compared to 1,181 bitcoins as of December 31, 2025, representing a 145% increase since the start of 2026. In the first half of 2026, we mainly used the proceeds from equity to accumulate Bitcoin. Changes in fair value of the digital asset were recognized as unrealized loss on the digital asset, with the amount of RMB232.5 million (US$34.3 million) for the six months ended June 30, 2026.

Key Factors Affecting Our Results of Operations

There are several macro and microeconomic factors that contributed to the growth of our food business in China. These include (but are not limited to):

●	China’s rapid economic growth and urbanization, which has resulted in an increase in per capita annual disposable income;

●	China’s investments in its technological infrastructure and increase in internet and mobile subscriber penetration rates;

●	Favorable domestic social, governmental, and economic reforms centered on promoting a healthier lifestyle and life-choices; and

●	Broader shift in consumer preferences, trends, and purchasing behavior to convenience without compromising on quality and/or nutritional value.

Unfavorable changes in any of the above factors could adversely affect demand for our products and/or services and impact our results of operations.

There are specific internal and external factors that could impact our results of operations. These include (but are not limited to):

Sales Strategy — After our strategic downsizing of U.S. operations, we rely on growing our own private label product sales in China market. This strategy helps maintain the overall margin profile of the business. The relatively stable margin was a result of acquisitions of companies focusing on offline distribution of private label products, which generated higher net margins. This shift will require us to plan, develop, and successfully execute on marketing and distribution strategy.

Competition — The food and e-commerce industries in China are highly competitive. We compete with different competitors in each of our business lines. There are certain barriers to entry that have limited the number and success of foreign entrants, emerging, and traditional-cum-emerging brands, including our (i) brand awareness, (ii) E2E supply-chain visibility, (iii) strategic and preferred service agreements with product and distribution partners, (iv) product R&D and go-to-market capabilities, and (v) board of directors and advisory network.

Regulatory Environment — As we are an (i) omni-channel B2B and B2C and (ii) food distribution business, we are subject to various customer data, food safety and quality control, and employer-employee related regulations and policy frameworks. We work with the Cyberspace Administration of China (CAC), the State Administration for Market Regulation (SAMR), the Ministry of Commerce (the “MOFCOM”), the State Internet Information Office, the General Administration of Customs, All-China Federation of Trade Unions (ACFTU) and other governmental authorities in charge of the relevant services provided by us to ensure we are compliant with evolving laws, regulations, and standards.

Operating Costs — Our operating costs include packaged product costs, direct labor, other wages and related benefits, selling, distribution, and other general and administrative expenses. We proactively manage and look for opportunities to reduce our operating expenses as a percentage (%) of revenues by negotiating preferred or renegotiating existing purchasing agreements with one or more vendors/service providers.

Sales and Marketing Costs — Costs associated with sales and marketing was RMB4.8 million (US$0.7 million) in the first half of 2026, compared to RMB2.5 million in the first half of 2025. The increase mainly reflected the Company’s investments to support top-line growth through stronger brand awareness and expanded sales and marketing activities. We expect to be more efficient in utilizing our sales and marketing budget to generate better customer conversion rates through (i) stronger brand awareness, (ii) our plan to leverage more content and social media marketing providers and platforms to drive repeat purchases, an increase in Average Order Value (“AOV”), and attract net-new users to our platform, and (iii) improvements in referral rates.

Debt Obligations — our debt obligations primarily consist of shareholder loans, convertible loans and bank borrowings used to finance our ongoing working capital requirements. As of June 30, 2026 and December 31, 2025, the outstanding balance on the shareholder loan was RMB37.9 million (US$5.6 million) and RMB39.7 million, respectively. The outstanding balances of convertible loans as of June 30, 2026 and December 31, 2025 were RMB126.2 million (US$18.6 million) and RMB137.5 million, respectively. The outstanding balances of bank borrowings both in short-term and long-term as of June 30, 2026 and December 31, 2025 were RMB39.1 million (US$5.8 million) and RMB41.9 million, respectively.

Key Components of Our Results of Operations

Revenues

We are a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient foods.

Cost of Revenues

Our cost of revenues represents product costs. “Product Costs” represents costs of consumer products sold online and offline.

Operating Expenses

Our operating expenses consist of (i) fulfilment expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, (iv) impairment loss on goodwill and (v) share-based compensation.

Fulfilment expenses:

“Fulfilment expenses” mainly consists of (i) logistics and shipping costs for delivering the goods to the customers, and (ii) packaging costs for the products sales.

Sales and marketing expenses:

“Sales and marketing expenses” mainly consists of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses paid to the online platform providers and third-party marketing partners.

General and administrative expenses:

“General and administrative expenses” primarily consists of (i) salaries and benefits for general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, (iv) research and development expenses, (iv) impairment of intangible assets, and (v) office rental expenses.

Impairment loss on goodwill:

Impairment loss on goodwill resulted from the impairment of goodwill from the acquisition of subsidiaries.

Share-based compensation:

The Company’s shareholders and Board of Directors approved option plans and warrant program in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management. The cost of share-based compensation also includes options granted related to certain business acquisitions.

Results of Operations

Six months ended June 30, 2026 compared to Six months ended June 30, 2025

Revenues

For the six months ended June 30, 2026, we recorded RMB136.7 million (or US$20.2 million) in total revenue compared to RMB111.9 million for the six months ended June 30, 2025, representing approximately 29% increase (in US$), mainly due to the strong demand from the Asian market and broader retail penetration.

The increase in total revenue was primarily driven by the expansion of our offline distribution channels and broader retail penetration across our culinary brand portfolio. The growth is attributable to our diversified and solid offline sales channels, which have been optimized and expanded continuously during the first half of 2026, including the increased number in regional distributors and strengthened cooperation with them, driving a steady rise in offline sales volume.

Cost of Revenues

Cost of products increased to RMB95.2 million (US$14.0 million) for the six months ended June 30, 2026 from RMB74.6 million for the six months ended June 30, 2025, primarily in line with the growth in product revenue. Gross profit amounted to RMB41.5 million (US$6.1 million) in the first half of 2026, representing a 17.5% year-over-year growth (in US$) compared to RMB37.3 million in the first half of 2025. Gross margin experienced a modest decline from 33.4% in the first half of 2025 to 30.4% in the first half of 2026, as we strategically expanded its footprint into higher volume sales channels to drive top line scale.

Operating Expenses

Operating expenses increased to RMB55.4 million (US$8.2 million) for the six months ended June 30, 2026 from RMB22.9 million for the six months ended June 30, 2025.

Fulfilment expenses

The fulfilment expenses increased from RMB2.9 million for the six months ended June 30, 2025 to RMB4.0 million (US$0.6 million) for the six months ended June 30, 2026, primarily reflecting the growth in sales volume and related logistics and shipping activities.

Sales and marketing expenses

The sales and marketing expenses increased from RMB2.5 million for the six months ended June 30, 2025 to RMB4.8 million (US$0.7 million) for the six months ended June 30, 2026, primarily reflecting increased investment in brand awareness and customer acquisition to support top-line growth.

General and administrative expenses

The general and administrative expenses increased from RMB14.3 million for the six months ended June 30, 2025 to RMB24.8 million (US$3.7 million) for the six months ended June 30, 2026, primarily attributable to increased professional service fees and expansion of our financial reporting and accounting capabilities in connection with our strategic transformation.

Impairment loss on goodwill

For the six months ended June 30, 2026, we did not recognize a material impairment loss on goodwill.

Share-based compensation

The cost for share-based compensation was RMB3.2 million and RMB21.8 million (US$3.2 million) for the six months ended June 30, 2025 and 2026, respectively. The significant year-on-year increase was mainly attributable to the ongoing recognition of share-based awards granted in connection with our strategic transformation toward Bitcoin Treasury Reserve strategy and consolidation of our core food business.

Warrants under the 2025 Warrant Program were principally granted to senior management and directors as market value-oriented incentives to align management’s long-term interests with shareholder value and boost our market value growth, and the related compensation expense is recognized over the requisite service period.

The 2025 Option Plan was introduced to retain the existing key staff and recruit outstanding talent with digital currency capabilities to support our strategic initiatives, and the related compensation expense is recognized over the requisite service period.

Unrealized losses on digital assets

We initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair value are recognized as incurred in the Consolidated Statements of Operations, and the fair market value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end.

We recognized an unrealized loss on digital assets of approximately RMB232.5 million (US$34.3 million) for the six months ended June 30, 2026, primarily due to a decrease in the fair market value (based on quoted (unadjusted) prices on the principal exchange) of our bitcoin during the six months ended June 30, 2026. These accounting adjustments do not represent operating cash outflow from our core food business.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in its estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this proxy statement.

Revenue recognition

Our revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration expected to receive in exchange for those goods or services, after considering estimated sales return allowances, and value added tax (“VAT”). We follow five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries and (iv) cooking classes in the branded experience stores operated by us.

We evaluate whether it is appropriate to record the gross amount of products sales and, advertising services and related costs or the net amount earned as commissions. When we are a principal, that we obtain control of the specified goods or services before they are transferred to the customers, revenue should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation of specified goods or services, revenue should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by the third parties.

Digital Assets

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices in an active cryptocurrency exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s consolidated statements of operations and comprehensive loss, within “Unrealized loss on digital assets”, within operating expenses in the Company’s consolidated statement of operations and comprehensive loss.

Share-based Compensation

Share-based compensation expenses arise from share-based awards, mainly including share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. The Company follows ASC 718 to determine whether share option or Restricted Shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, directors and other consultants classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees, directors and other consultants as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

For Restricted Shares awarded to employees, directors and other consultants, all ordinary shares (“Restricted Shares”) of the Company shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, directors and other consultants, the Company applies the Binominal option pricing model in determining the fair value of options granted under ASC 718. The Company has elected to account for forfeitures when they occur.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company is required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

For share warrants granted under the 2025 Warrant Program that contain only market-based performance conditions, the Company accounts for such awards in accordance with ASC 718 Compensation—Stock Compensation. The fair value of these market-conditioned warrants is estimated at the grant date using the Black-Scholes option pricing model, with relevant valuation assumptions applied to reflect the market-based performance targets. Compensation expense is recognized based on the grant-date fair value, and no subsequent remeasurement is made for these equity-classified awards. Unlike service or non-market performance conditions, previously recognized compensation expense related to these warrants is not reversed if the market-based performance conditions are not satisfied, even if the targets are not met at the required measurement dates.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

Research and Development, Patent and Licenses, etc.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of June 30, 2026, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2026 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in the 2025 annual report.

DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME/(LOSS)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$

Product revenues	111,909,938	136,747,757	20,154,126

Cost of products	(74,575,130)	(95,209,573)	(14,032,155)

Gross profit	37,334,808	41,538,184	6,121,971

Operating expenses:
Fulfilment expenses	(2,877,103)	(4,042,980)	(595,862)
Sales and marketing expenses	(2,517,469)	(4,820,391)	(710,438)
General and administrative expenses	(14,304,907)	(24,796,325)	(3,654,526)
Share based compensation	(3,151,323)	(21,754,719)	(3,206,249)
Total operating expenses	(22,850,802)	(55,414,415)	(8,167,075)

Income/(loss) from operations	14,484,006	(13,876,231)	(2,045,104)

Interest expenses	(1,173,379)	(15,318,820)	(2,257,715)
Interest income	675,860	6,208,417	915,007
Foreign currency exchange loss, net	(5,560)	-	-
Other income	1,162,890	2,172,663	320,211
Unrealized gain/(loss) on digital assets	27,566,664	(232,541,989)	(34,272,447)

Income/(loss) before income tax expenses	42,710,481	(253,355,960)	(37,340,048)

Income tax expense	(5,576,837)	(7,288,227)	(1,074,152)
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)

Net income/(loss) attributable to ordinary shareholders	37,133,644	(260,644,187)	(38,414,200)

Net income attributable to non-controlling interest	8,990,337	8,745,872	1,288,982

Net income/(loss) attributable to DDC Enterprise Limited	28,143,307	(269,390,059)	(39,703,182)

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME/(LOSS) – (Continued)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$

Other comprehensive income, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes	(4,334,444)	(7,916,256)	(1,166,712)
Net unrealized gains on available-for-sale debt Securities	8,485,964	(972,717)	(143,361)

Total other comprehensive income	4,151,520	(8,888,973)	(1,310,073)

Comprehensive income/(loss):	41,285,164	(269,533,160)	(39,724,273)
Comprehensive income attributable to non-controlling interests	8,990,337	8,745,872	1,288,982

Comprehensive income/(loss) attributable to DDC Enterprise Limited	32,294,827	(278,279,032)	(41,013,255)

Net income/(loss) per ordinary share
— Basic and diluted – Class A	7.41	(7.91)	(1.17)
— Basic and diluted – Class B	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	3,798,369	34,072,617	34,072,617
— Basic and diluted – Class B	875,000	1,750,000	1,750,000

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	21,121,206	4,925,383	725,912
Restricted cash	16,828	-	-
Short-term investment	130,400,312	129,427,595	19,075,267
Accounts receivable, net	41,564,871	40,894,396	6,027,088
Inventories	8,229,291	9,344,044	1,377,142
Prepayments and other current assets	383,805,123	402,771,272	59,361,139

Total current assets	585,137,631	587,362,690	86,566,548

Non-current assets
Property, plant and equipment, net	303,325	226,016	33,311
Operating lease Right-of-use assets	8,581,133	7,474,341	1,101,582
Intangible assets, net	1,610,713	1,335,790	196,871
Goodwill	4,973,027	4,973,027	732,933
Digital assets	730,150,140	1,098,494,475	161,898,052
Other non-current assets	64,814,066	73,307,126	10,804,133

Total non-current assets	810,432,404	1,185,810,775	174,766,882

Total assets	1,395,570,035	1,773,173,465	261,333,430

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,430,000	35,050,800	5,165,849
Current portion of long-term bank borrowings	549,012	608,033	89,613
Accounts payable	25,524,921	27,373,609	4,034,371
Contract liabilities	13,977,338	11,645,751	1,716,371
Shareholder loans, at amortized cost	23,207,757	21,449,891	3,161,323
Amounts due to related parties	8,160,511	5,413,606	797,867
Accrued expenses and other current liabilities	557,130,576	217,319,173	32,028,882
Current portion of lease liabilities	2,047,880	1,392,622	205,247

Total current liabilities	668,027,995	320,253,485	47,199,523

Non-current liabilities
Long-term bank borrowings	3,876,918	3,486,980	513,917
Operating lease liabilities	6,405,503	5,942,889	875,873
Shareholder loans, at amortized cost	16,483,576	16,483,576	2,429,378
Convertible loans, at amortized cost	137,501,657	126,228,857	18,603,831
Deferred tax liabilities	1,264,873	1,264,873	186,419
Other non-current liabilities	10,405,554	10,405,554	1,533,589

Total non-current liabilities	175,938,081	163,812,729	24,143,007

Total liabilities	843,966,076	484,066,214	71,342,530

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.4 par value per share, 200,000,000 shares and 200,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 23,281,620 shares and 45,627,607 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	65,584,619	126,326,916	18,618,284
Class B ordinary shares (US$0.016 par value per share, 1,750,000 shares and 1,750,000 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	196,479	196,479	28,957
Convertible Preferred Shares	230,544,640	-	-
Additional paid-in-capital	2,498,773,335	3,675,612,130	541,718,196
Accumulated deficit	(2,171,283,787)	(2,440,673,846)	(359,710,814)
Accumulated other comprehensive loss	(125,758,629)	(134,647,602)	(19,844,601)
Total shareholders’ equity attributable to DDC Enterprise Limited	498,056,657	1,226,814,077	180,810,022

Non-controlling interest	53,547,302	62,293,174	9,180,878

Total shareholders’ equity	551,603,959	1,289,107,251	189,990,900

Total liabilities and shareholders’ equity	1,395,570,035	1,773,173,465	261,333,430

DDC ENTERPRISE LIMITED
UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)
Add:
Income tax expense	5,576,837	7,288,227	1,074,152
Interest expenses	1,173,379	15,318,820	2,257,715
Interest income	(675,860)	(6,208,417)	(915,007)
Foreign currency exchange loss, net	5,560	-	-
Other income	(1,162,890)	(2,172,663)	(320,211)
Unrealized (gain)/loss on digital assets	(27,566,664)	232,541,989	34,272,447
Depreciation and amortization	868,908	261,982	38,611
Share based compensation	3,151,323	21,754,719	3,206,249
Adjusted EBITDA	18,504,237	8,140,470	1,199,756

EXHIBIT INDEX

Exhibit
Inline XBRL Instance Document.	101.INS
Inline XBRL Taxonomy Extension Schema Document.	101.SCH
Inline XBRL Taxonomy Extension Calculation Linkbase Document.	101.CAL
Inline XBRL Taxonomy Extension Definition Linkbase Document.	101.DEF
Inline XBRL Taxonomy Extension Label Linkbase Document.	101.LAB
Inline XBRL Taxonomy Extension Presentation Linkbase Document.	101.PRE
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: October 23, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer